UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

On June 11, 2026, Ascentage Pharma Group International issued an announcement entitled “Purchase of Shares by the Trustee for the Purpose of the 2022 RSU Scheme”. A copy of the press release is furnished as Exhibit 99.1.

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Announcement dated June 11, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: June 11, 2026	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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